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                              The Vanguard Group(R)
                      Vanguard(R) Calvert Social Index Fund
                          Supplement to the Prospectus


New Target Index and New Name for the Fund

The board of trustees of Vanguard Calvert Social Index Fund has approved the adoption of the FTSE4Good US Select Index as the new target index for the Fund. The board believes that the new index employs social responsibility screening criteria comparable to those employed by the current index provider.
  In conjunction with the Fund's benchmark change, the name of the Fund will be changed to Vanguard FTSE Social Index Fund.
  The Fund is expected to implement the index change and related name change by December 31, 2005. Investors will not be told precisely when the transition will begin and end, in order to protect the Fund and existing shareholders from harmful "front running" by sophisticated traders. The new index, like the current one, applies social responsibility screening criteria to a universe of primarily large- and mid-capitalization stocks, so the investment objective and risks described in the Fund's current prospectus will not change. That said, the new target index could have different investment returns (either lower or higher), characteristics, and/or different levels of volatility from those of the current index over any period of time.
   The transition to the new index will require adjustments to the Fund's portfolio holdings, which will temporarily increase the Fund's transaction costs and turnover rate. These adjustments also may cause the Fund to realize taxable capital gains, although the board expects that gains realized, if any, will be small, and would likely be offset by carryforward tax losses.
   Additional information about the new index is available on Vanguard.com(R).


Vanguard, The Vanguard Group, Vanguard.com, and the ship logo are trademarks of The Vanguard Group, Inc.

Vanguard FTSE Social Index Fund is not in any way sponsored, endorsed, sold or promoted by FTSE International Limited ("FTSE") or by the London Stock Exchange Plc (the "Exchange") or by The Financial Times Limited ("FT") and neither FTSE nor Exchange nor FT makes any warranty or representation whatsoever, express or implied, either as to the results to be obtained from the use of the FTSE4Good US Select Index ("the Index") and/or the figure at which the said Index stands at any particular time on any particular day or otherwise. The Index is compiled and calculated by FTSE. However, neither FTSE nor Exchange nor FT shall be liable (whether in negligence or otherwise) to any person for any error in the Index and neither FTSE or Exchange or FT shall be under any obligation to advise any person of any error therein. "FTSE(R)" and "FTSE4Good(TM)" are trademarks of the London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license.

(C)2005 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                       PSA213 102005